Exhibit 99.2

Amr Diab’s Eagerly Anticipated New Album to Drop Exclusively on Anghami, Paving the Way for an Epic Live Concert Tour

■	Amr Diab’s “Makanak” to premiere on December 28, 2023.

■	Live concerts kick off in Abu Dhabi in March 2024, followed by Cairo, Dubai, and Amman.

Abu Dhabi, UAE – 21 December 2023 – Anghami (NASDAQ: ANGH), the leading music and entertainment streaming platform in the MENA region, has announced the exclusive release of Amr Diab‘s long-awaited album, “Makanak,” on its platform on December 28, 2023. This exclusive release is not just a musical milestone; it marks the beginning of a new partnership era between Anghami and Amr Diab, offering fans an unmatched immersive experience. The album launch will be followed by a series of live concerts featuring the iconic pop sensation, solidifying Anghami’s commitment to providing unique and unforgettable experiences for its users in the region.

Amr Diab’s exclusivity took center stage and reached new heights as he dominated Anghami’s charts throughout 2023, claiming the spot as the most followed artist. Earlier this year, Anghami officially recognized Amr Diab as the most streamed artist of all time on the platform during his mega concert in Beirut, with a staggering 1.8+ billion streams.

El Hadaba’s releases have consistently been a journey through musical evolution, breaking records and capturing the hearts of fans worldwide. “Makanak” is a genre-defying masterpiece, offering a diverse sonic journey that seamlessly blends Arabic Maqsoum genre with the global beats of deep house vibes. The 12-song album is the first since his iconic album “Ya Ana Ya La” released back in December 2020. This unique fusion of deep house sounds and oriental music has become synonymous with Amr Diab’s recent hits, such as “Ya Leil” and “Wallahi Abadan.”

As the anticipation builds with each song, Anghami and Amr Diab are set to embark on a live concert tour, bringing the album theme to life in a series of unforgettable live performances. The tour, to be managed and executed by Anghami Spotlight, the dedicated offline and events division of Anghami, is scheduled to kick off in Abu Dhabi on March 2nd, 2024, followed by Cairo, Dubai, and Amman. This is not just a series of concerts, but a blend of digital and physical entertainment experiences, promising fans the best of both worlds.

Eddy Maroun, Founder and CEO of Anghami, commented on the ongoing partnership: “Our exclusive collaboration with Amr Diab perfectly aligns with our strategic goals and commitment to both our users and the music entertainment industry. We eagerly anticipate a shared journey of growth together and look forward to an exciting stage that aims to redefine the landscape of musical experiences in the region.”

As this partnership enters a new and exciting era, fans can expect unparalleled experiences that will deepen their connections with the artists they love. The upcoming stage promises more sold-out concerts and record-breaking moments, shaping the future of the music scene in the MENA region.

Pre-save Amr Diab’s “Makanak” album exclusively on Anghami here: https://play.anghami.com/artist/72

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About Anghami Inc. (NASDAQ: ANGH):

The first, most established, and fastest-growing music technology platform in the Middle East and North Africa region, Anghami is the go-to destination for Arabic and International music, podcasts, and entertainment. With an extensive ecosystem of music, podcasts, events, and more, Anghami provides the tools for anyone to create, curate, and share their voice with the world.

Launched in 2012, Anghami was the first music-streaming platform in MENA to digitize the region’s music. Today, it has the largest catalog comprising more than 100 million songs and licensed content from leading Arabic labels, independent artists, and global distributors, available for 120 million registered users. Anghami has established 40+ telco partnerships to facilitate subscriptions and customer acquisitions, in parallel to building long-term relationships with, and featuring music from, major music labels including Universal Music Group, Sony Music Entertainment, Warner Music Group, and the Merlin Network. Anghami is constantly licensing and producing new and original content. Headquartered in Abu Dhabi, Anghami has offices in Beirut, Dubai, Cairo, and Riyadh and operates in 16 countries across MENA. It has recently expanded into the US and Canada, with Europe in the pipeline. It is the only service available in English, Arabic, and French, and remains close to its customer base, not only thanks to its pan-regional presence but also via the 56 million user data points it generates every day.

To learn more about Anghami, please visit: https://anghami.com

Media Contact:

Marian Bahader

press@anghami.com

Investor Relations:

ir@anghami.com